
June 27, 2023

Michael Wirth
Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

> **Re: Chevron Corporation**
> **Registration Statement on Form S-4**
> **Filed June 20, 2023**
> **File No. 333-272776**

Dear Michael Wirth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kyle Seifried, Esq.